IFAN Financial, Inc.

5694 Mission Center Road, Suite 602-660,

San Diego, CA, 92108-4312

Phone: (619) 537-9998

Raj Rajan

Senior Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

IFAN Financial, Inc.

Form 8-K/A

Filed October 14, 2014

File No. 001-36122

         October 15, 2014

Dear Mr. Rajan,

This letter sets forth the response of IFAN Financial Inc., (“IFAN” or the “Company”) to the Staff’s comment letter dated October 15, 2014.  Further, we have filed an Amendment No. 2 Form 8-K/A to address the comments as referenced in our responses below.

Form 8-K/A Filed on October 14, 2014

Item 4.01- Changes in Registrant’s Certifying Accountant, page 39

1. We note your disclosures regarding existence of any disagreements with the former accountants. However, please revise to include disclosures regarding existence of any disagreements with the former accountant to cover the registrant’s two most recent fiscal years and any subsequent interim period through the date of dismissal as required by Item 304(a)(1)(iv) of Regulation S-K.

Response: The Company has changed the language in Item 4.01 as requested.

2. We note your disclosures regarding consultations with your new accountants. Please revise your disclosures about consultations with your new accountants to disclose any consultations up through the date of engagement as required by 304 (a)(2) of Regulation S-K.

Response: The Company has changed the language in Item 4.01 as requested.

3. To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

Response: The Company requested and attached an updated Exhibit 16 Letter from its predecessor Auditors.

In connection with the Company’s responding to the comments set forth in the October 15, 2014, letter, the Company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IFAN Financial, Inc.

/s/J. Christopher Mizer

Name: J. Christopher Mizer

Title: Chief Executive Officer, Director